FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 10, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris to Commence a USD 700 million Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris to Commence a USD 700 million Share Buyback Program

Luxembourg, November 10, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its USD700 million Share Buyback Program (the “Program”) announced on November 6, 2024, to be executed in the open market, it has entered into a non-discretionary buyback agreement with a primary financial institution (the “Bank”).

The Bank will make its trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and will act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (the “Regulations”). Under the buyback agreement, purchases of shares may continue during any closed periods of Tenaris in accordance with the Regulations.

This Program shall start on November 11, 2024, and end no later than March 26, 2025. Ordinary shares purchased under this Program will be cancelled in due course.

Any buyback of ordinary shares pursuant to this Program will be carried out under the authority granted by the general meeting of shareholders held on June 2, 2020. Under the previous $1.2 billion share buyback, which ran from November 5, 2023 to August 2, 2024, the Company purchased a total number of ordinary shares representing 6.07% of its total issued share capital measured as at the launch of the program. This Program will cover up to USD 700 million (excluding customary transaction fees), subject to a maximum of 46,373,915 ordinary shares representing the remainder 3.93% of the Company’s issued share capital (measured also as at the launch of the previous program) that may be repurchased under the above-referred authority (which authorizes repurchases up to a maximum of 10% of the share capital). The general meeting of shareholders of the Company may extend or renew such authority at any time and from time to time.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.